SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number V-1799

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

And Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2005, and 2004

with Report of Independent Registered Public Accounting Firm

Table of Contents

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2005, and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statements of net assets available for plan benefits of the MG Advantage 401(k) Plan (the Plan), as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    Ernst & Young LLP

June 9, 2006

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2005	2004
Assets
Cash	$3,837,299	$4,643,550
Investments	244,746,697	252,407,723

Total Assets	248,583,996	257,051,273

Net assets available for plan benefits	$248,583,996	$257,051,273

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2005	2004
Additions:
Investment income:
Interest & dividends	$5,305,250	$3,964,343
Net realized and unrealized (depreciation) / appreciation in fair value of investments	(16,143,657)	7,750,594

	(10,838,407)	11,714,937

Contributions:
Employer	8,156,703	7,884,543
Participants	14,846,698	14,137,913
Rollovers	1,300,253	842,696

	24,303,654	22,865,152

Total Additions	13,465,247	34,580,089
Deductions:
Distributions to withdrawing participants	(21,932,524)	(17,077,941)

Net (decrease)/increase in net assets available for plan benefits	(8,467,277)	17,502,148
Net assets available for plan benefits at beginning of year	257,051,273	239,549,125

Net assets available for plan benefits at end of year	$248,583,996	$257,051,273

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2005

1.	General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include twelve Fidelity funds, a Lord Abbett Small Company Value Fund, a Spartan Equity Index Fund, and the Media General Stock Fund. Effective April 1, 2005, the Lord Abbett Small Company Value Fund replaced the Dreyfus Small Company Value Fund. The Spartan Equity Fund became an option effective July 1, 2005.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments, other than loans to participants, are carried at market value. Loans to participants are carried at the original amount of the loan less repayments received which approximates market value. Investments in securities traded on national securities exchanges are valued at the last reported sales price or at the last reported bid quotation if not traded on that day. Investments in commingled equity and balanced funds are valued at their redemption value. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3.	Contributions

Effective April 1, 2004, the Plan’s allowable pretax contributions by means of regular payroll deductions increased from 20% to up to 30% of a participant’s total compensation subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. Media General, Inc. (the Company) matches 100% of contributions up to 4% of a participant’s total pay. Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the fifteen investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock, subject to transfer provisions discussed in the following paragraph.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

3.	Contributions (continued)

The Plan also includes, among other things, a loan feature (see Note 7). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

Participants may change their investment elections directly with Fidelity at any time. Participants over age 55 may also transfer 100% of the market value of their account among all fund options. Participants under age 55 may transfer 100% of the market value of their account among all fund options, except from the Media General Common Stock Fund, at any time. These participant transfers from the Media General Common Stock Fund are limited to 25% of the participant’s fund balance once a quarter to any of the other funds.

4.	Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants receive the total value of their account either directly or by rollover to another qualified account. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

5.	Income Taxes

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

6.	Investments

Investments representing five percent or more of the Plan’s net assets at December 31, 2005 and 2004 consisted of the following:

	2005		2004
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$69,557,729	$87,284,784	$65,866,449	$113,138,526
Fidelity Managed Income Portfolio Fund	21,412,396	21,412,396	21,217,483	21,217,483
Fidelity Fund	30,117,692	31,635,214	33,640,806	33,193,084
Fidelity Freedom 2010	14,768,885	15,830,520	14,261,625	14,967,138
Fidelity Growth Company	15,004,936	19,197,482	13,107,241	15,379,219
Fidelity Freedom 2020	11,220,399	12,758,788	—	—

At December 31, 2004, the market value of the Fidelity Freedom 2020 Fund did not exceed five percent of the Plan’s net assets.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

6.	Investments (continued)

The Plan’s investments (depreciated) appreciated in fair value during 2005 and 2004 as follows:

Name and Title	2005	2004
Media General, Inc. Common Stock Fund	$(23,611,997)	$(126,456)
Fidelity Fund	1,961,847	2,012,031
Fidelity Growth Company	2,237,034	1,572,846
Fidelity OTC Portfolio	455,515	311,769
Fidelity Diversified International	1,230,240	925,071
Fidelity Freedom Income	31,147	52,491
Fidelity Freedom 2000	14,657	28,987
Fidelity Freedom 2010	466,497	632,887
Fidelity Freedom 2020	624,004	629,595
Fidelity Freedom 2030	561,921	571,837
Fidelity Freedom 2040	218,285	207,078
Fidelity International Bond	(38,082)	(16,872)
Lord Abbett Small Company Value	(694,298)	—
Spartan US Equity Index	15,562	—
Dreyfus Small Company Value	384,011	949,330

	$(16,143,657)	$7,750,594

7.	Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

8.	Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2005 and 2004 were approximately $222,000 and $243,000, respectively.

9.	Subsequent Event

On May 15, 2006, the Company announced that effective January 1, 2007, the Company will increase it’s company match to equal 100% of contributions up to 5% of a participant’s total pay. In addition, the Plan will incorporate a profit sharing component, dependent upon the Company meeting certain specified financial objectives.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held at End of Year) **

December 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity date, rate of interest, par or maturity value	Current or Market Value
Interest-bearing Cash	$3,837,299 units	$3,837,299
Fidelity* Managed Income Portfolio	21,412,396 shares	21,412,396
Fidelity* Fund	994,193 shares	31,635,214
Fidelity* Growth Company	301,705 shares	19,197,482
Fidelity* International Bond	188,431 shares	1,938,960
Fidelity* OTC Portfolio	149,714 shares	5,657,697
Fidelity* Diversified International	349,719 shares	11,379,849
Fidelity* Freedom Income	321,769 shares	3,658,510
Fidelity* Freedom 2000	103,461 shares	1,263,256
Fidelity* Freedom 2010	1,126,727 shares	15,830,520
Fidelity* Freedom 2020	867,355 shares	12,758,788
Fidelity* Freedom 2030	623,692 shares	9,367,849
Fidelity* Freedom 2040	385,495 shares	3,403,918
Lord Abbett Small Company Value	354,984 shares	10,443,640
Spartan US Equity Index	17,548 shares	774,918
Media General, Inc.* Common Stock Fund	1,721,815 shares	87,284,784
Loans to participants*	4% - 10%	8,738,916

Total		$248,583,996

*	Party in interest to the Plan

**	Historical cost is not required as all investments are participant directed

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan (the Plan Registrant)

By:	/s/ Marshall N. Morton
Marshall N. Morton
President and Chief Executive Officer

By:	/s/ John A. Schauss
John A. Schauss
Vice Chairman, Finance and
Chief Financial Officer

Date: June 16, 2006

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated June 15, 2006